Exhibit 97

TOTALENERGIES SE

CLAWBACK POLICY

1.BACKGROUND AND PURPOSE

As required pursuant to the listing standards of the New York Stock Exchange LLC (the “Stock Exchange”), Section 10D of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 under the Exchange Act, the Board of Directors (the “Board”) of TotalEnergies SE (the “Company”) has adopted a compensation recovery policy (the “Policy”) to provide for the Company’s recovery of Covered Compensation (as defined below) that is erroneously paid, vested or awarded to an executive officer in the event of a restatement of the financial statements (as defined below). Certain capitalized terms in the Policy are defined below in Section 3.

2.POLICY

In the event of a restatement of the financial statements, the Company will require, within the framework and limits of applicable law, the recovery within a reasonable period of time of the variable compensation (in cash and/or equity) paid or awarded to the executive officers, or otherwise vested in them (“Incentive Compensation”), during the three financial years preceding the decision to make such a restatement, in the amount of the portion of such compensation that should not have been paid, vested or awarded on the basis of the restated financial statements.

3.DEFINITIONS

For the purposes of the Policy:

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
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“Covered Compensation” shall be interpreted to mean the amount of Incentive Compensation Received by an executive officer during the three financial years preceding the decision to make such a restatement that exceeds the amount of Incentive Compensation that otherwise would have been Received during such three financial years preceding the decision to make such a restatement had it been determined based on the relevant restated amounts, and computed without regard to any taxes paid.

Incentive Compensation received by an executive officer will only qualify as Covered Compensation if: (i) it is Received on or after the Effective Date; (ii) it is received after such executive officer begins service as an executive officer; (iii) such executive officer served as an executive officer at any time during the performance period for such Incentive Compensation; and (iv) it is received while the Company has a class of securities listed on a national securities exchange or a national securities association.

•	“Effective Date” means October 2, 2023.
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Paid, vested or awarded is deemed “Received” in the Company’s financial year during which the measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

•	“Restatement of the financial statements” means a restatement of the Company’s financial statements giving rise to a recovery obligation pursuant to Section 10D-1 of the Exchange Act, the final listing standards adopted by the Stock Exchange as so amended to include new Section 303A.14 (the “Listing Standards”) and any applicable U.S. Securities and Exchange Commission (the “SEC”)or Stock Exchange guidance or interpretations issued from time to time regarding such Covered Compensation recovery requirements (the “Final Guidance”).

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The term “three financial years preceding the decision to make such a restatement” means a recovery period of the three completed financial years and, if applicable, any transition period resulting from a change in the Company’s fiscal year within or immediately following those three completed fiscal years (provided, however, that if a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year comprises a period of nine to 12 months, such period would be deemed to be a completed fiscal year), immediately preceding the earlier to occur of: (i) the date that the Board, applicable Board committee, or officers authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a restatement of the financial statements or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a restatement of the financial statements.

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The term “variable compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, as well as stock price and total shareholder return.

4.RECOVERY

(a)Clawback Exceptions. The Company is required to recover all Covered Compensation Received by an executive officer in the event of a restatement of the financial statements unless (i) one of the conditions described below are met and (ii) the Board (including at least a majority of the independent directors serving on the Board) upon the recommendation of the Compensation Committee has made a determination that recovery would be impracticable in accordance with Rule 10D-1 under the Exchange Act. Under such circumstances, a “Clawback Exception” applies. The conditions are:

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the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and the Company has already made a reasonable attempt to recover such erroneously awarded Covered Compensation from such executive officer, has documented such reasonable attempt(s) to recover, and has provided such documentation to the Stock Exchange;

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recovery would violate home country law that was adopted prior to November 28, 2022 and the Company has already obtained an opinion of home country counsel, acceptable to the Stock Exchange, that recovery would result in such a violation, and provided such opinion to the Stock Exchange; or

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recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code and regulations thereunder.

5.ADMINISTRATION AND INTERPRETATION

(a)This Policy shall be administered by the Compensation Committee, (the “Administrator”)

and any determinations made by the Administrator shall be final and binding on all affected individuals.

(b)The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC promulgated or issued in connection therewith, the Listing Rules, the Final Guidance, and the laws of any other jurisdiction which apply to the Company, including further to employment agreements governing employment of the executive officers (together, the “Applicable Rules”).

(c)The Policy shall not preclude any other compensation recovery or clawback policies, arrangements or provisions of the Company.

(d)The Company is prohibited from paying or reimbursing the cost of insurance for, or indemnifying, any executive officer against the loss of erroneously awarded Covered Compensation.

6.DISCLOSURE

The Policy, and any recovery of Covered Compensation by the Company pursuant to the Policy that is required to be disclosed in the Company’s filings with the SEC, will be disclosed as required by the U.S. Securities Act of 1933, as amended, the Exchange Act, and related rules and regulations, including the Applicable Rules.

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